Pricing supplement no. 1628
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 39-XII dated September 3, 2008

Registration Statement No. 333-130051
Dated October 28, 2008
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. $806,000 Buffered Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund due November 30, 2009

General

- The notes are designed for investors who seek a return of twice the appreciation of the iShares® MSCI Emerging Markets Index Fund up to a maximum total return on the notes of 38.80% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index Fund declines by more than 20%, be willing to lose up to 80% of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing November 30, 2009[†].
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on October 28, 2008 and are expected to settle on or about October 31, 2008.

Key Terms

Index Fund:	The iShares® MSCI Emerging Markets Index Fund ("EEM") (the "Index Fund")
Upside Leverage Factor:	2
Payment at Maturity:	If the MSCI Emerging Markets Final Share Price is greater than the MSCI Emerging Markets Initial Share Price, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the MSCI Emerging Markets Return multiplied by two, subject to a Maximum Total Return on the notes of 38.80% at maturity. For example, if the MSCI Emerging Markets Return is equal to or greater than 19.40%, you will receive the Maximum Total Return on the notes of 38.80%, which entitles you to a maximum payment at maturity of $1,388 for every $1,000 principal amount note that you hold. Accordingly, if the MSCI Emerging Markets Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return: $$\$1{,}000 + [\$1{,}000 \times (\text{MSCI Emerging Markets Return} \times 2)]$$ Your principal is protected against up to a 20% decline of the Index Fund at maturity. If the MSCI Emerging Markets Final Share Price declines from the MSCI Emerging Markets Initial Share Price by up to 20%, you will receive the principal amount of your notes at maturity. If the MSCI Emerging Markets Final Share Price declines from the MSCI Emerging Markets Initial Share Price by more than 20%, you will lose 1% of the principal amount of your notes for every 1% that the Index Fund declines beyond 20% and your final payment per $1,000 principal amount note will be calculated as follows: $$\$1{,}000 + [\$1{,}000 \times (\text{MSCI Emerging Markets Return} + 20\%)]$$ *If the MSCI Emerging Markets Final Share Price declines from the MSCI Emerging Markets Initial Share Price by more than 20%, you could lose up to $800 per $1,000 principal amount note.*
Buffer Amount:	20%, which results in a minimum payment of $200 per $1,000 principal amount note.
MSCI Emerging Markets Return:	MSCI Emerging Markets Final Share Price – MSCI Emerging Markets Initial Share Price MSCI Emerging Markets Initial Share Price
MSCI Emerging Markets Initial Share Price:	$24.24, which was the closing price of one share of the Index Fund on the pricing date.
MSCI Emerging Markets Final Share Price:	The closing price of one share of the Index Fund on the Observation Date multiplied by the Share Adjustment Factor on such date.
Share Adjustment Factor:	1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 39-XII for further information about these adjustments.
Observation Date:	November 24, 2009[†]
Maturity Date:	November 30, 2009[†]
CUSIP:	48123LUQ5

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-XII.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-16 of the accompanying product supplement no. 39-XII and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$12.50	$987.50
Total	$806,000	$10,075	$795,925

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $12.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $1.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See "Underwriting" beginning on page PS-151 of the accompanying product supplement no. 39-XII.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 28, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-XII dated September 3, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-XII, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-XII dated September 3, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208004404/e32830_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive MSCI Emerging Markets Return by 2, up to the Maximum Total Return on the notes of 38.80% (or a maximum payment at maturity of $1,388 for every $1,000 principal amount note). Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of the notes is protected against a decline in the MSCI Emerging Markets Final Share Price, as compared to the MSCI Emerging Markets Initial Share Price, of up to 20%. If the MSCI Emerging Markets Final Share Price declines by more than 20%, for every 1% decline of the Index Fund beyond 20%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $200 for each $1,000 principal amount note.

- **DIVERSIFICATION OF THE iSHARES® MSCI EMERGING MARKETS INDEX FUND** — The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index, which we refer to as the Underlying Index. The Underlying Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. For additional information about the Index Fund, see "The iShares® MSCI Emerging Markets Index Fund" in the accompanying product supplement no. 39-XII.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-XII. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as "open transactions." Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated either as subject (in whole or in part) to the "constructive ownership transaction" rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), as discussed in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-XII, or as "contingent payment debt instruments."

  A "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the shares of the iShares® MSCI Emerging Markets Index Fund (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. Holder, determined as if the U.S. Holder had acquired the Underlying Shares on the original issue date of the note at fair market value and sold them at fair market value on the Maturity Date (if the note was held until the Maturity Date) or on the date of sale or exchange of the note (if the note was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale, exchange, settlement or maturity of the note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, settlement or maturity of the note).

  Although the matter is not clear, there exists a risk that an investment in the notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income. Accordingly, U.S. Holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the possible U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge (as discussed above). While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly on a retroactive basis.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations in general and the possible impact of the notice described above in particular.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund or any of the equity securities held by the Index Fund. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-XII dated September 3, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal in excess of $200 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the MSCI Emerging Markets Return is positive or negative. Your investment will be exposed to any decline in the MSCI Emerging Markets Final Share Price, as compared to the MSCI Emerging Markets Initial Share Price, beyond the 20% buffer. Accordingly, you could lose up to $800 for each $1,000 principal amount note that you invest in.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the MSCI Emerging Markets Final Share Price is greater than the MSCI Emerging Markets Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 38.80% of the principal amount, regardless of the appreciation in the Index Fund, which may be significant.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Index Fund, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Index Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by the Index Fund denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the Index Fund will be adversely affected and the payment at maturity of the notes may be reduced.

- **THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND** — The Index Fund has a limited operating history, having commenced trading in April 2003. Although its shares are listed for trading on the New York Stock Exchange (the "NYSE") and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisers, which we refer to as BGFA, is the Index Fund's investment advisor. The Index Fund is subject to management risk, which is the risk that BGFA's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, BGFA may select up to 10% of the Index Fund's assets to be invested in shares of other iShares® funds that seek to track the performance of equity securities of constituent countries of the Underlying Index. Any of such action could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.

- **DIFFERENCES BETWEEN THE INDEX FUND AND THE MSCI EMERGING MARKETS INDEX** — The Index Fund does not fully replicate the MSCI Emerging Markets Index, may hold securities not included in the Underlying Index and will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities held by the Index Fund or included in the Underlying Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the closing price per share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index Fund;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities held by the Index Fund;
  - interest and yield rates in the market generally as well as in each of the markets of the equity securities held by the Index Fund;
  - the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor;
  - a variety of economic, financial, political, regulatory or judicial events that affect the equity securities held by the Index Fund or the stock markets generally;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the Index Fund trade and the correlation between those rates and the prices of shares of the Index Fund; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index Fund?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an MSCI Emerging Markets Initial Share Price of $25, reflect the Upside Leverage Factor of 2 and the Maximum Total Return on the notes of 38.80%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Share Price	Index Fund Return	Total Return
37.50	50.00%	38.80%
35.00	40.00%	38.80%
32.50	30.00%	38.80%
30.00	20.00%	38.80%
27.00	19.40%	38.80%
28.75	15.00%	30.00%
27.50	10.00%	20.00%
26.25	5.00%	10.00%
25.25	1.00%	2.00%
25.00	0.00%	0.00%
23.75	-5.00%	0.00%
22.50	-10.00%	0.00%
21.25	-15.00%	0.00%
20.00	-20.00%	0.00%
17.50	-30.00%	-10.00%
15.00	-40.00%	-20.00%
12.50	-50.00%	-30.00%
10.00	-60.00%	-40.00%
7.50	-70.00%	-50.00%
5.00	-80.00%	-60.00%
2.50	-90.00%	-70.00%
0.00	-100.00%	-80.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The closing price of one share of the Index Fund increases from the MSCI Emerging Markets Initial Share Price of $25 to an MSCI Emerging Markets Final Share Price of $26.25. Because the MSCI Emerging Markets Final Share Price of $26.25 is greater than the MSCI Emerging Markets Initial Share Price of $25 and the MSCI Emerging Markets Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 38.80%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 2)] = \$1,100$$

Example 2: The closing price of one share of the Index Fund decreases from the MSCI Emerging Markets Initial Share Price of $25 to an MSCI Emerging Markets Final Share Price of $22.50. Because the MSCI Emerging Markets Final Share Price of $22.50 is less than the MSCI Emerging Markets Initial Share Price of $25 by not more than the Buffer Amount of 20%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The closing price of one share of the Index Fund increases from the MSCI Emerging Markets Initial Share Price of $25 to an MSCI Emerging Markets Final Share Price of $30. Because the MSCI Emerging Markets Final Share Price of $30 is greater than the MSCI Emerging Markets Initial Share Price of $25 and the MSCI Emerging Markets Return of 20% multiplied by 2 exceeds the Maximum Total Return of 38.80%, the investor receives a payment at maturity of $1,388 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The closing price of one share of the Index Fund decreases from the MSCI Emerging Markets Initial Share Price of $25 to an MSCI Emerging Markets Final Share Price of $17.50. Because the MSCI Emerging Markets Final Share Price of $17.50 is less than the MSCI Emerging Markets Initial Share Price of $25 by more than the Buffer Amount of 20%, the MSCI Emerging Markets Return is negative and the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 20\%)] = \$900$$

Example 5: The closing price of one share of the Index Fund decreases from the MSCI Emerging Markets Initial Share Price of $25 to an MSCI Emerging Markets Final Share Price of $0. Because the MSCI Emerging Markets Final Share Price of $0 is less than the MSCI Emerging Markets Initial Share Price of $25 by more than the Buffer Amount of 20%, the MSCI Emerging Markets Return is negative and the investor receives a payment at maturity of $200 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 20%, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 20\%)] = \$200$$

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI Emerging Markets Index Fund based on the weekly closing price of one share of the Index Fund from April 11, 2003 through October 24, 2008. The closing price of one share of the Index Fund on October 28, 2008 was $24.24. We obtained the Index Fund closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices set forth in the graph below have been adjusted for a 3-for-1 stock split that was paid on June 8, 2005. The historical closing prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price per share of the Index Fund on the Observation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment in excess of $200 per $1,000 principal amount note.

